FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04 MAR 16 AM 7:21

4 March, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

04010603

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 4 March, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dw 3/16

RESOLUTIONS OF THE ANNUAL GENERAL MEETING IN KCI KONECRANES PLC

At today's Annual General Meeting of shareholders in KCI Konecranes Plc, the following resolutions were made:

Dividend

The Meeting approved the company's income of statement and balance sheet for the fiscal year 2003. Board members and the Managing Director were discharged from liability. The meeting adopted the Board's proposal that a dividend of EUR 1.00 be paid on each of the 14,044,530 shares for a total of EUR 14,044,530 and that the rest EUR 41,452,917.70 be retained and carried forward. The company holds 264,100 shares on which dividend shall not be paid. The record day is March 9, 2004 and dividend will be paid on March 16, 2004.

At the meeting a shareholder made a question regarding the possibility of an extra dividend payment before the end of 2004. The Chairman of the Board stated that the Board will monitor the situation.

The President and CEO's speech

Mr. Gustavson initiated his speech with a review of the year 2003 and concluded that it was a year of change for the Group. The beginning of the year was marked by the SARS epidemic and the threat of the Iraq war, which meant an almost total standstill on all our markets. As the year went by activity picked-up and the year ended with a higher order book, compared to the end of 2002.

Main points from Mr. Gustavson's speech at the AGM are found recorded on the Internet at: www.kcigroup.com/agm2004.

Amendment to the Articles of Association

The Meeting decided to amend the Article 6 of the Articles of Association so that the term of office of Board members shall expire at the closing of the next Annual General Meeting following his/her election. It was also decided that the Board of Directors elects for its term of office a Chairman from among its members.

Board of Directors

The number of Board Members was confirmed to be seven (7). Board member Matti Kavetvuo was re-elected. Svante Adde and Lennart Simonsen were elected new members of the Board. The other Board members are: Timo Poranen, Björn Savén, Stig Stendahl and Stig Gustavson. Board member Juha Rantanen resigned from the Board of Directors.

In the Board's first meeting, Björn Savén was re-elected Chairman of the Board.

Company auditors

External auditors Deloitte & Touche Oy were reconfirmed.

Authorisation of the Board of Directors to repurchase and dispose of Company's own shares

The AGM adopted the Board's proposal that the Board of Directors be authorized to resolve to repurchase the Company's own shares using funds available for distribution of profit. The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled. Altogether no more than 715.431 shares may be repurchased, taking into consideration, however, the provisions of the Companies Act regarding the maximum number of own shares that the Company is allowed to hold. The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

The AGM adopted the Board's proposal that the Board of Directors would be authorised to resolve to dispose of shares repurchased by the Company. The authorisation is limited to a maximum of 715,431 shares. The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or for paying remuneration for services rendered. The Company may enter into customary derivative, share lending or other arrangements within the limits set by law and other regulations. The shares may also be disposed of by selling them through public trading. The authorisation shall be effective as of March 6, 2004 until March 3, 2005.

KCI Konecranes is a world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). Group Sales totalled EUR 665 million with over 4350 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, KCI Konecranes Plc
Tel. +358-20 427 2011

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